ALLIED GOLD MINING PLC

Incorporated in England and Wales
Registered Number 7553802

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

7 March 2012

Allied Gold Mining PLC
("Allied Gold" or "the Company")

ASX Appendix 4E Correction

Allied Gold Mining Plc advises that the following table should be used as a replacement to that included under Section 5 of the ASX Appendix 4E released by the Company on 1 March 2012 due to an incorrect statement of Net tangible assets in that table.

3. ***Net tangible assets per security***

	YEAR TO 31 DEC 2011	YEAR TO 31 DEC 2010
Number of shares outstanding at end of period	204,317,172	173,701,095
Net tangible assets	505,808,000	414,471,000
Net tangible asset backing per ordinary security	2.48	2.39

For further information, please contact:

Allied Gold Mining PLC (*Investor and Media*) – Joe Dowling
+61 403 369 232

RBC Capital Markets (*Joint Corporate Brokers*) - Stephen Foss / Matthew Coakes / Daniel Conti
+44 (0) 207 653 4000

Oriel Securities (*Joint Corporate Brokers*) - Jonathan Walker/Michael Shaw / Ashton Clanfield
+44 (0) 207 710 7600

Buchanan (*Financial PR Advisor*) - Bobby Morse / James Strong / Cornelia Browne
+44 (0) 207 466 5000